EXHIBIT 12.01

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year Ended December 31, 2007		Year Ended December 31, 2006		Period from August 19, 2005 (Inception) to December 31, 2005
	Lehman	Lehman	Lehman	Lehman	Lehman	Lehman
	Brothers	Brothers	Brothers	Brothers	Brothers	Brothers
	Holdings	Holdings	Holdings	Holdings	Holdings	Holdings
	E-Capital	E-Capital	E-Capital	E-Capital	E-Capital	E-Capital
In thousands	Trust I	LLC I	Trust I	LLC I	Trust	LLC I
Earnings	$—	$890	$—	$790	$—	$233
Add:
Fixed charges	19,003	18,113	18,502	17,712	5,588	5,355
Pre-tax earnings before fixed charges	19,003	19,003	18,502	18,502	5,588	5,588
Fixed charges	$19,003	$18,113	$18,502	$17,712	$5,588	$5,355
Ratio of earnings to fixed charges	1.00	1.05	1.00	1.04	1.00	1.04